Exhibit (a)(5)(vi)

COX AUTOMOTIVE OPENING NEW DOORS TO CLIENTS, TEAM MEMBERS AND AUTO INDUSTRY

WITH COMPLETION OF ACQUISITION OF DEALERTRACK

Strengthens pro-industry organization offering comprehensive, open-choice solutions that drive efficiency and deliver greater value to consumers, dealers, lenders and manufacturers

ATLANTA, GA and LAKE SUCCESS, NY – October 1, 2015 – Cox Automotive,TM Inc., a leading provider of digital marketing, wholesale and e-commerce solutions across the automotive industry, announced it has completed its acquisition of Dealertrack® Technologies, Inc. (NASDAQ: TRAK), a leader in software solutions and services for automotive retailers. Under the terms of the deal, Cox Automotive acquired Dealertrack in an all-cash tender offer to purchase all of the outstanding shares of Dealertrack.

The transaction is valued at approximately $4 billion, or $63.25 per share of Dealertrack common stock. As of today, the common stock of Dealertrack will cease trading and will no longer be listed on the NASDAQ Global Market.

Together, Cox Automotive and Dealertrack will have even broader capabilities for helping customers navigate a rapidly changing automotive marketplace and grow their business across the value chain. The combined companies will provide comprehensive, open-choice solutions that drive efficiency and deliver greater value to consumers, dealers, lenders, manufacturers and the overall automotive industry.

“The team members from Dealertrack have built an outstanding company and I am excited to welcome them to the Cox family. This combination will truly open new doors for our clients, team members and the industry as we drive even greater innovation and provide even better solutions to our clients,” said Sandy Schwartz, President of Cox Automotive. “Our goal is a seamless transition, and over the coming months our integration teams will work to capture the best of both organizations. Starting today, we are moving forward as one organization that is passionately pro-industry, committed to open choice and dedicated to strong partnerships.”

“This combination brings together some of the best people in the industry with strong common values,” said Mark O’Neil, Chairman and Chief Executive Officer of Dealertrack. “I want to extend my appreciation to all of our Dealertrack team members for the foundation they have built, and thank my new Cox Automotive colleagues for the warm welcome as we join our new family. Working together, we will fully unlock the potential of our combined brands and teams to serve our clients.”

BDT & Company and Citigroup Global Markets served as financial advisors, and Wachtell, Lipton, Rosen & Katz served as legal counsel to Cox Automotive. Evercore acted as financial advisor and O’Melveny & Myers LLP served as legal advisor to Dealertrack.

About Cox Automotive

Cox Automotive, Inc. is transforming the way the world buys, sells and owns cars with industry-leading digital marketing, software, financial, wholesale and e-commerce solutions for consumers, dealers, manufacturers and the overall automotive ecosystem worldwide. Committed to open choice and dedicated to strong partnerships, the Cox Automotive family includes Manheim®, Autotrader®, Kelley Blue Book®, Dealertrack®, vAuto®, Xtime®, NextGear Capital® and a host of other brands. The global company has nearly 30,000 team members in more than 200 locations and is partner to more than 40,000 auto dealers, as well as most major automobile manufacturers, while engaging U.S. consumer car buyers with the most recognized media brands in the industry. Cox Automotive is a subsidiary of Cox Enterprises, Inc., an Atlanta-based company with revenues of more than $17 billion and approximately 50,000 employees. Cox Enterprises’ other major operating subsidiaries include Cox Communications and Cox Media Group. For more information about Cox Automotive, visit www.coxautoinc.com.

About Dealertrack (www.Dealertrack.com)

Dealertrack, headquartered in Lake Success, N.Y., delivers integrated digital solutions designed to enhance the efficiency and profitability for all major segments of the automotive retail industry, including dealers, lenders, vehicle manufacturers, third-party retailers, agents and aftermarket providers. From bridging the gap between the online and in-store experience to developing industry leading innovations, Dealertrack is transforming automotive retailing through its comprehensive award-winning solution set, including Dealer Management System (DMS), Fixed Operations, Sales and F&I, Digital Marketing, CRM and Registration and Titling solutions.

Cox Automotive

David Doolittle

404-337-5990 or 404-568-7455

David.Doolittle@coxautoinc.com

Dealertrack Technologies

Investor Relations

Eric Jacobs 888-450-0478

Investorrelations@Dealertrack.com

or

Media Relations

Alison von Puschendorf, 877-327-8422

Alison.vonpuschendorf@Dealertrack.com